UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

3 August 2015

Pearson plc - (the "Company")

Notification of Directors' and PDMRs' Interests

Long-Term Incentive Plan

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.  The LTIP was renewed and approved by shareholders in 2011.  The operation of the LTIP is governed by the remuneration policy approved by shareholders at the Annual General Meeting on 25 April 2014.

2015 Award

On 1 May 2015, the Company made a grant of performance-related restricted shares to executive directors and other members of the Pearson Executive under the LTIP. This represents the company's annual grant of long-term incentives to executive directors and other members of the Pearson Executive for 2015. Following the appointment of Coram Williams as Chief Financial Officer on 1 August 2015, the Company has made on 3 August 2015 (being the first working day following his appointment) a grant of performance-related restricted shares commensurate with his position.

The awards will vest on 1 August 2018, the third anniversary of the award, as follows:

a) one-half of the award will be based on Pearson's growth in earnings per share over the period 1 January 2015 to 31 December 2017;

b) one-third of the award will be based on Pearson's return on invested capital in 2017; and

c)  one-sixth of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 1 January 2015 to 31 December 2017.

Subject to meeting the performance conditions in full, and the retention of shares that vest on 1 August 2018 for a further two years, the maximum number of shares Coram Williams may receive is 129,000.

Further details of the LTIP and its performance measures are contained in Pearson's annual report and accounts.

This notification is made in accordance with DTR 3.1.4R.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  03 August 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary